December
12, 2017



VIA ELECTRONIC MAIL

Paula Minella
Assistant Vice President and Senior Counsel
John Hancock
197 Clarendon Street, C-7
Boston, Massachusetts 02116

       RE:     John Hancock Life Insurance Company of New York:
               John Hancock Life Insurance Company of New York Separate Account
B
                "Protection Variable Universal Life 2017
               Initial Registration Statement filed on Form N-6
               File Nos. 333-221236 and 811-08329

Dear Ms. Minella:

        The staff reviewed the above-referenced initial registration statement, which the
Commission received on October 31, 2017. The registrant requested, and the staff has given the registration statement a selective review. Based on our review, we have the following comments.

       Page references for comments on the prospectus are to the pages of the marked courtesy copy of the prospectus provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

GENERAL

1. Please inform the staff whether there are any types of guarantees or support agreements with any third parties in connection with any of John Hancock's obligations under the insurance policy being registered.

PROSPECTUS

2. In fee table on page 8, please confirm accuracy of change for the minimum charge from 5 to 0-year old female in footnote 1 to the table.
 Paula Minella, Esq.
John Hancock
December 12, 2017
Page 2 of 3

3.      Description of Separate Account B (page 20)

       Please consistently use the term "variable investment accounts" in the first sentence of the first paragraph, e.g., term as revised and used in "Change of death benefit option" on page 22.

4.      Policy Loans (page 29)

        For clarity with respect to the maximum loan interest rate that may be imposed on a loan, please reconcile wording in the first three sentences of the third paragraph and the corresponding "Loan interest rate" disclosure on page 31 with wording in footnote 4 of the periodic charge table on page 9.

5.      Delay to challenge coverage (page 38)

        Please disclose the maximum time limit for the company to challenge a policy's validity under NY law. In doing so, please also confirm that all other state variation disclosure has been revised to reflect applicable NY state law including the following examples:

        a. The reference to Montana in the second paragraph under "Procedures for issuance of a policy" on page 36.

        b. The second sentence under "Backdating" on page 37.

        c. The first sentence under "Policy cancellation right" on page 38.

        d. The fourth sentence under "When we pay policy proceeds-general" on page
           39.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

6. Please note "Legal and Regulatory Matters" on page 2 was adequately covered in prospectus on page 46 and therefore, is repetitive in SAI.

7. Confirm whether the file numbers at the end of the SAI will appear before financial statements as they did for the national version of the policy and provide an explanation for providing the file numbers.

PART C

8. Please revise signature block to appropriately reflect the filing of an initial registration statement.
 Paula Minella, Esq.
John Hancock
December 12, 2017
Page 3 of 3

9.      Financial Statements, Exhibits, and Certain Other Information

         Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    *****************************************
         Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

        If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.


                                                     Sincerely,

                                                     /s/ Sonny Oh

                                                     Sonny Oh
                                                     Senior Counsel
                                                     Disclosure Review Office